Exhibit (a)(1)(vi)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated February 10, 2025, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Aspen Technology, Inc.
at
$265.00 Net Per Share
Pursuant to the Offer to Purchase dated February 10, 2025
by
Emersub CXV, Inc.
a wholly owned subsidiary of
Emerson Electric Co.
Emersub CXV, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), at a price per Share of $265.00, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 10, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”).
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 26, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among AspenTech, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into AspenTech, and AspenTech will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, each Share (other than Shares held by AspenTech, Parent, Purchaser, or any of their respective wholly owned subsidiaries, or by stockholders of AspenTech who have perfected their statutory rights of appraisal under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and subject to any withholding of taxes. Upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of AspenTech’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of AspenTech’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 10, 2025 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is subject to various conditions, including, among others, the non-waivable condition that immediately prior to the expiration of the Offer, there shall have been validly tendered and not validly withdrawn Shares (excluding (1) Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL) and (2) Shares owned by Parent and its subsidiaries, Parent’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers), that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding, for the purposes of calculating the total number of Shares outstanding under this condition, Shares owned by Parent and its subsidiaries, Parent’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers) (the “Unaffiliated Tender Condition”). The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 22—“Conditions of the Offer” of the Offer to Purchase.
After careful consideration, the AspenTech board of directors (the “AspenTech Board”), acting on the unanimous recommendation of a special committee comprised solely of independent and disinterested directors (the “Special Committee”), has (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are fair to, and in the best interests of, AspenTech and the holders of Shares, other than Parent and its subsidiaries, Parent’s and its subsidiaries’ directors and officers, and AspenTech’s directors and officers (the “Unaffiliated Stockholders”), (ii) approved the Merger Agreement and the execution, delivery and performance thereof by AspenTech, declared the Merger Agreement advisable and approved the Transactions, including the Offer and the Merger, in accordance with the DGCL, (iii) recommended the acceptance of the Offer by the stockholders of AspenTech and (iv) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer.
The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that unless the Merger Agreement has been terminated in accordance with its terms, Purchaser will extend the Offer (1) from time to time, if any of the conditions to the Offer is not satisfied or waived (to the extent waivable) on any scheduled Expiration Date, until such condition or conditions to the Offer are satisfied or waived (to the extent waivable) or (2) for the minimum period required by any applicable law or the rules and regulations of the Securities and Exchange Commission (the “SEC”) or Nasdaq Stock Market LLC (“Nasdaq”) or as may be necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO filed by Parent and Purchaser along with the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and the summary advertisement (and appropriate ancillary documents) included as exhibits thereto (collectively, together with any amendments or supplements thereto, the “Offer Documents”), the Schedule 13E-3 filed by Parent or AspenTech or the Schedule 14D-9 filed by AspenTech; however, in each case, (i) Purchaser will not be required to extend the Offer (x) beyond the earlier of (a) April 26, 2025 (the “End Date”) and (b) the valid termination of the Merger Agreement (such earlier time of the foregoing clauses (a) and (b), the “Extension Deadline”) or (y) on more than one occasion (for such period as requested by AspenTech, but not more than ten business days) if, as of such Expiration Date, (A) there are no unresolved comments from the SEC on any of the Offer Documents, the Schedule 13E-3 filed by Parent or AspenTech or the Schedule 14D-9 filed by AspenTech and (B) all of the Offer Conditions (other than the Unaffiliated Tender Condition and those that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or, to the extent permissible, waived by Purchaser, provided further that, solely in the case of clause (y)(B), Purchaser may, in its sole discretion, extend the Offer to permit such Offer Conditions to be satisfied, (ii) Purchaser will not be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of AspenTech and (iii) no such individual extension of the Offer will be for a period of more than ten business days (except for such longer period as the parties may mutually agree).
On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive certain of the Offer Conditions and to make any change in the terms of or conditions to the Offer in its sole discretion other than the Unaffiliated Tender Condition and the condition that the Merger Agreement has not been terminated in accordance with its terms, which conditions are non-waivable, except that, without the prior written consent of AspenTech as authorized by the Special

Committee, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares sought in the Offer, (iv) extend or otherwise change the Expiration Date of the Offer except as otherwise provided in the Merger Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions; (vi) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Securities and Exchange Act of 1934, as amended (the “1934 Act”); or (vii) otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner materially adverse to, or that would reasonably be expected to be materially adverse to, the Unaffiliated Stockholders in their capacity as such.
Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof. In the case of an extension, the announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depository of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depository, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depository of (a) confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depository’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through DTC) or, in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Book-Entry Confirmations with respect to Shares or Letters of Transmittal, as applicable, are actually received by the Depository.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 10, 2025, which is the 60th day after the date of the commencement of the Offer. See Section 14—“Withdrawal Rights” of the Offer to Purchase.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the 1934 Act is contained in the Offer to Purchase and is incorporated herein by reference.
AspenTech has provided Purchaser and its representatives with AspenTech’s stockholder list and security position listings for the purpose of disseminating the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on AspenTech’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
The receipt of the Offer Price for Shares in the Offer or consideration for Shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and AspenTech’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the AspenTech Board (acting on the recommendation of the Special Committee) and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free:
(877) 456-3524 (from the U.S. and Canada)
or +1 (412) 232-3651 (from other locations)
Banks and Brokers may call collect: (212) 750-5833